Dogness (International) Corporation

Tongsha Industrial Estate s East District s

Dongguan, Guangdong s People’s Republic of China s Phone: +86-769-88753300

September 20, 2017

Jay E. Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Dogness (International) Corporation

Draft Registration Statement on Form F-1

Amendment No. 1 to Confidentially Submitted August 2, 2017

CIK No. 1707303

Dear Mr. Ingram:

In response to the comments set forth in your letter dated August 14, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Registration Statement (the “Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of the Registration Statement compared against the First Amended Draft Registration Statement for your review. In addition to the revisions to address the below questions, the primary change in the Registration Statement is the update of financial statements and related disclosures to include the years ended June 30, 2017 and 2016.

General

1.	Please provide updated financial statements and related disclosures to the extent required by Item 8.A.4 and the related instructions of Form 20-F.

We acknowledge the comment and have updated the financial statements, MD&A and other related disclosures to the extent required by Item 8.A.4 and the related instructions of Form 20-F. As you will see, the enclosed Registration Statement includes financial statements and related disclosures for the years ended June 30, 2017 and 2016.

Jay E. Ingram, Legal Branch Chief

September 20, 2017

Operating and Financial Review and Prospects, page 45

2.	We have reviewed your response to prior comment nine and note the additional disclosure added on page 124. As we previously requested, please also enhance your discussion of results of operations to quantify and discuss the impact of foreign currency translation on revenues and expenses during each period presented.

As requested we have updated the discussion of results of operations to quantify and discuss the impact of foreign currency translation on revenues and expenses during each period presented. The new disclosure may be found on pages 52-53 and reads as follows.

Other comprehensive income.

Foreign currency translation adjustments amounted to $142,519 and deficit of $225,822 for the years ended June 30, 2017 and 2016, respectively.  The balance sheet amounts with the exception of equity at June 30, 2017 were translated at RMB 6.7780 to $1.00 as compared to RMB 6.6434 to $1.00 at June 30, 2016. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2017 and 2016 were RMB 6.8118 to $1.00 and RMB 6.4416 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year Ended June 30, 2017	Year Ended June 30, 2016
Impact on revenue	$105,858	$(488,899)
Impact on operating expenses	$12,627	$(58,182)
Impact on net income	$24,729	$(105,813)

For the year ended June 30, 2017, if using the RMB 6.7780 to $1.00 (foreign exchange rate as of June 30, 2017) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would increase by $105,858, $12,627 and $24,729, respectively.

For year ended June 30, 2016, if using the RMB 6.6434 to $1.00 (foreign exchange rate as of June 30, 2016) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income will decrease by $488,899, $58,182 and $105,813, respectively.

The total foreign currency translation adjustments amounted to $142,519 and deficit of $225,822 for the years ended June 30, 2017 and 2016, respectively.

3.	We have reviewed your response to prior comment 10 and note the additional disclosure added on page 11. As we previously requested, please also enhance your discussion of results of operations to more fully address the reasons for the declines in the quantity of products sold of 24.3% during the six months ended December 31, 2016 and 9.3% during the year ended June 30, 2016. To the extent applicable, please address any material changes in the quantity of products sold subsequent to December 31, 2016.

As requested we have enhanced our discussion of reasons for declines in product sale quantities during all of the periods presented and subsequent to such periods. The new disclosure may be found on pages 48-49 and reads as follows:

Pet leashes

Revenue from pet leashes increased by $846,308, or 19.0%, from $4,444,610 in fiscal 2016 to $5,290,918 in fiscal 2017. The increase was mainly attributable to higher average unit selling price in fiscal 2017. Our sales volume for pet leashes decreased from 4.7 million units sold in 2016 to 3.1 million units sold in 2017, especially marked by a decrease in sales in some low value nylon pet leashes to adapt to changing market demands. During fiscal 2017, the Company focused on producing more higher-end orders from Ikea and Petsmart and reduced production of lower-end orders. On the other hand, in order to meet the increasing customer demands for high quality product, we improved certain technical design and functionality of the pet leash component and parts, and new materials have been used to make the products more pet-friendly, and as a result, we are able to charge a higher unit selling price on pet leash products. The average unit selling price increased from $0.9 per unit in fiscal 2016 to $1.7 per unit in fiscal 2017, representing an increase of 80.9% from last year, primarily due to our improved technology and product design. The decrease in sales volume was offset by the increase in average unit selling price, which led to the overall increase in our revenue for traditional pet leashes.

Jay E. Ingram, Legal Branch Chief

September 20, 2017

Pet collars

Revenue from pet collars increased by $2,120,617 or 39.2%, from $5,408,803 in fiscal 2016 to $7,529,420 in fiscal 2017. The increase in pet collar revenue was also attributable to the increase in averaging unit selling price by $0.4 per unit, or 52.1%, from $0.9 per unit in fiscal 2016 to $1.3 per unit in fiscal 2017, largely affected by new product design and technology and material improvements which led us to charge higher selling prices. On the other hand, our sales volume for pet collars decreased from approximately 6.3 million units in fiscal 2016 to approximately 5.7 million units in fiscal 2017, representing a decrease of 8.5% from last year because the new models from Petco and other higher-end customers requires more labor and processing time which resulted in decrease in volume. The decrease in sales volume was offset by the increase in our average unit selling price, which is the reason for the overall increase in our revenue for pet collar products.

Pet harnesses

Revenue from pet harnesses decreased by $1,267,928 or 45.7%, from $2,776,354 in fiscal year 2016 to $1,508,426 in fiscal year 2017. The decrease in sales was due to the decreased sales volume from approximately 2 million units sold in fiscal 2016 to 892,024 units sold in fiscal 2017, representing a decrease in sales volume of approximately 1.1 million, units or 55.5%, from last year. The decrease in volume was due to the fact that the Company developed new models of dog accessories with similar functionality and the related revenue were included in the sales from other pet accessories. On the other hand, we improved certain technical design and functionality of the pet harness component and parts, and new materials have been used to make the products more pet-friendly; as a result, our average unit selling price on pet harness products increased from $1.4 per unit in fiscal 2016 to $1.7 per unit in fiscal 2017, representing a 22.5% increase.  The slight increase in average unit selling price was not enough to compensate the sharp decrease in sales volume, which contributed to the decrease in revenue for our pet harness products.

* * *

Thank you in advance for your assistance in reviewing this response and the Registration Statement. Should you have any questions with respect to the above responses, please contact our U.S. legal counsel, Anthony W. Basch, or me.

Sincerely,

/s/ Silong Chen

Silong Chen